Exhibit 22.1
List of Issuers of Guaranteed Securities
As of June 30, 2025, the following subsidiary was the issuer of the Senior Notes due 2031, Senior Notes due 2032, Senior Notes due 2034, and Senior Notes due 2035 guaranteed by Phillips Edison & Company, Inc.

Name of Subsidiary	Jurisdiction of Organization
Phillips Edison Grocery Center Operating Partnership I, L.P.	Delaware